Exhibit 99.1

Kenon Announces that it will Provide Loans to Qoros together with a Reduction in its Back-to-Back Guarantee Obligations

Singapore, March 10, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that it has agreed to fund the provision of up to RMB777 million (approximately $114 million) to Qoros Automobile Co., Ltd. (“Qoros”) in connection with the full release of its remaining RMB850 million (approximately $125 million) back-to-back guarantee obligations to its joint venture partner Chery Automobile Co. Ltd. (“Chery”) in two tranches. The reduction in the back-to-back guarantees also releases commitments Kenon has to pay any related interest and fees to Chery under the guarantees.

As a first step, Kenon has agreed to fund the provision of RMB388.5 million (approximately $57 million) (the “First Tranche Loans”) to Qoros in connection with a reduction of RMB425 million (approximately $63 million) of Kenon’s back-to-back guarantee obligations to Chery, together with related interest and fees.

As part of the RMB388.5 million First Tranche Loans to Qoros, Kenon will fund 50% of this amount on behalf of Chery in connection with 50% of the guarantee reduction discussed above and 50% of this amount on behalf of Kenon. Kenon will also pledge Qoros shares to Chery (as discussed below) in connection with the remaining 50% of the guarantee reduction.

In addition, Kenon has agreed to fund the provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on substantially similar terms (subject to the signing of additional agreements and certain other conditions) in connection with a further RMB425 million reduction in its back-to-back guarantees, which will completely release Kenon from all of its back-to-back guarantee obligations to Chery.

In the event that Chery’s obligations under its guarantees are reduced, in whole or in part, through amortization of the loans or guarantee releases, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery’s behalf (i.e., up to RMB 388.5 million (approximately $57 million) with respect to the First Tranche Loans the Second Tranche Loans) and the release of the pledges described above.

The First Tranche Loans will be made immediately and the provision of the Second Tranche Loans shall be at Kenon’s discretion.

Kenon’s subsidiary Quantum (2007) LLC (“Quantum”), which owns Kenon’s 50% interest in Qoros, will pledge approximately 10.3% of the outstanding shares of Qoros to Chery in connection with 50% of the guarantee releases, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases.

In addition, Chery may also borrow from Quantum 5% of Qoros’ outstanding shares in connection with Kenon’s provision of the First Tranche Loans and the Second Tranche Loans. The number of Qoros shares pledged to Chery which are borrowed from Quantum is subject to adjustment from time to time.

Set forth below is an overview of the RMB850 million back-to-back guarantees provided by Kenon in respect of Qoros’ indebtedness, reflecting the reduction of the back-to-back guarantees described above.

	Timing	Amount of Loans to Qoros	Amount of Guarantee Obligations Prior to Investment	Release of Kenon Guarantees to Chery	Remaining Guarantee Obligations Post-Investment	Pledge of Qoros Shares in Connection with Investment
First Tranche Loans	Immediately	RMB388.5 million	RMB850 million (plus interest and fees)[1]	RMB425 million (plus certain interest and fees)	RMB425 million (plus certain interest and fees)	5.17% of Qoros shares
Second Tranche Loans	At Kenon’s discretion	RMB388.5 million	RMB425 million (plus certain interest and fees)[1]	RMB425 million (plus certain interest and fees)	—	5.17% of Qoros shares
Total		RMB777 million	—	RMB850 million (plus interest and fees)	—	10.3% of Qoros shares[2]

1.	Kenon’s major shareholder Ansonia Holdings Singapore B.V. has committed to fund RMB25 million (approximately $4 million) of Kenon’s back-to-back guarantee obligations in certain circumstances.
2.	Excludes up to 5% of Qoros shares which Chery may borrow from Quantum to meet its pledge obligations under the Qoros RMB1.2 billion loan facility, as discussed above.

Following the pledges above, and taking account of prior pledges by Quantum of Qoros shares to Qoros’ lenders and to Chery, substantially all of Kenon’s interest in Qoros will be pledged, or could be pledged pursuant to the equity borrowing arrangements with Chery described above.

The proceeds of the First Tranche Loans will be used to support Qoros’ ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles, while Qoros continues its fund raising efforts.

The transactions described above enable Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

About Kenon

Kenon is a holding company that operates dynamic, primarily growth-oriented businesses. The companies it owns, in whole or in part, are at various stages of development, ranging from established, cash-generating businesses to early stage companies. Kenon’s businesses consist of:

•	IC Power (100% interest) – a leading owner, developer and operator of power generation and distribution facilities in the Latin American, Caribbean and Israeli power markets;

•	Qoros (50% interest) – a China-based automotive company;

•	ZIM (32% interest) – an international shipping company; and

•	Primus Green Energy, Inc. (91% interest) – an early stage developer of alternative fuel technology.

Kenon’s primary focus is to grow and develop its primary businesses, IC Power and Qoros. Following the growth and development of its primary businesses, Kenon intends to provide its shareholders with direct access to these businesses, when we believe it is in the best interests of its shareholders for it to do so based on factors specific to each business, market conditions and other relevant information. Kenon intends to support the development of its non-primary businesses, and to act to realize their value for its shareholders by distributing its interests in its non-primary businesses to its shareholders or selling its interests in its non-primary businesses, rationally and expeditiously. For further information on Kenon’s businesses and strategy, see Kenon’s publicly available filings, which can be found on the SEC’s website at www.sec.gov. Please also see http://www.kenon-holdings.com for additional information.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements respect to the loans to be provided to Qoros, Kenon’s back-to back guarantee obligations and the release of such obligations described above, statements with respect to the terms of the Second Tranche Loans, statements with respect to the pledge of Qoros shares to be provided by Quantum to Chery, statements with respect to the release of the pledge, return of the borrowed shares and repayment of cash amounts in certain circumstances, statements about Qoros’ expected use of the proceeds of the loans described herein and statements with respect to Kenon’s ability to support Qoros and its fundraising efforts. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks related to changes in events and circumstances with respect to Qoros and Kenon, the performance of Qoros and Qoros’ financial condition and other events that could affect whether Qoros meets its obligations under its debt facilities or other events that could affect whether Kenon is required to make payments under the back-to-back guarantees described herein or result in enforcement of pledges by Quantum over Qoros shares and changes in events and circumstances which may affect Kenon’s ability to support Qoros and its fundraising efforts, the performance of Chery under the relevant transaction documents, the performance by Ansonia under the Ansonia Commitment and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Contact Info

Kenon Holdings Ltd.

Barak Cohen VP Business Development and IR barakc@kenon-holdings.com Tel: +65 6351 1780	Jonathan Fisch Director, Investor Relations jonathanf@kenon-holdings.com Tel: +1 917 891 9855

External Investor Relations Ehud Helft / Kenny Green GK Investor Relations kenon@gkir.com Tel: +1 646 201 9246